UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Seaboard Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

811543107

(CUSIP Number)

Ellen S. Bresky

c/o Seaboard Corporation

9000 West 67th Street, 3rd Floor

Merriam, Kansas 66202

(913) 676-8800

With copies to:

Bradley C. Faris, Esq.

Max Schleusener, Esq.

Latham & Watkins LLP

330 N. Wabash, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117V109	13D	Page 1 of 15 pages

1	Names of Reporting Persons Seaboard Flour LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 358,068.69
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 358,068.69

11	Aggregate Amount Beneficially Owned by Each Reporting Person 358,068.69
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.9%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 2 of 15 pages

1	Names of Reporting Persons SFC Preferred, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 346,155.55
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 346,155.55

11	Aggregate Amount Beneficially Owned by Each Reporting Person 346,155.55
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.6%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 3 of 15 pages

1	Names of Reporting Persons HAB Grandchildren’s Trust A
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 4 of 15 pages

1	Names of Reporting Persons HAB Grandchildren’s Trust B
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,775
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 5 of 15 pages

1	Names of Reporting Persons SJB SEB, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,661
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,661

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 6 of 15 pages

1	Names of Reporting Persons Wally Foundation
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,820
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,820

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,820
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 7 of 15 pages

1	Names of Reporting Persons SJB Residuary HAB 2011 Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,560
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 8 of 15 pages

1	Names of Reporting Persons PB 2011 Descendants Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 60
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person OO

CUSIP No. 15117V109	13D	Page 9 of 15 pages

1	Names of Reporting Persons Paul M. Squires
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,661
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,661

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person IN

CUSIP No. 15117V109	13D	Page 10 of 15 pages

1	Names of Reporting Persons Ellen S. Bresky
2	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 715,875.24
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 715,875.24

11	Aggregate Amount Beneficially Owned by Each Reporting Person 715,875.24
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.7%
14	Type of Reporting Person IN

CUSIP No. 15117V109	13D	Page 11 of 15 pages

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6” or “Schedule 13D”) amends the Schedule 13D originally filed by certain of the Reporting Persons on November 2, 2006 (as amended to date, the “Schedule 13D”), relating to the Common Stock $1.00 Par Value (the “Common Stock”) of Seaboard Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 6.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Ms. Bresky in her position as a director of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

The Reporting Persons are not currently pursuing and have no intention to pursue, nor have the Reporting Persons had any discussions with the Board regarding, any sale or change of control transaction involving the Issuer, nor any other similar transaction involving the sale of Common Stock by the Reporting Persons to an unrelated third party.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 15117V109	13D	Page 12 of 15 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,160,779 shares of Common Stock outstanding as of July 24, 2023, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2023, as adjusted for the repurchase of 189,724 shares of Common Stock by the Issuer on October 9, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Seaboard Flour LLC	358,068.69	36.9%	0	358,068.69	0	358,068.69
SFC Preferred, LLC	346,155.55	35.6%	0	346,155.55	0	346,155.55
HAB Grandchildren’s Trust A	1,775	0.2%	0	1,775	0	1,775
HAB Grandchildren’s Trust B	1,775	0.2%	0	1,775	0	1,775
SJB SEC, LLC	4,661	0.5%	0	4,661	0	4,661
Wally Foundation	1,820	0.2%	0	1,820	0	1,820
SJB Residuary HAB 2011 Trust	1,560	0.2%	0	1,560	0	1,560
PB 2011 Descendants Trust	60	0.01%	0	60	0	60
Paul M. Squires	4,661	0.5%	0	4,661	0	4,661
Ellen S. Bresky	715,875.24	73.7%	0	715,875.24	0	715,875.24

(c) Other than as set forth in this Amendment No. 6, during the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) None.

(e) Effective October 9, 2023, Ellen S. Bresky resigned as business advisor of HAB Grandchildren’s Trust B and PB 2011 Descendants Trust and, as a result, will no longer share the voting and dispositive power over the shares of Common Stock held by HAB Grandchildren’s Trust B and PB 2011 Descendants Trust as of that date.  As a result, HAB Grandchildren’s Trust B and PB 2011 Descendants Trust will no longer be included as Reporting Persons on the Schedule 13D.

CUSIP No. 15117V109	13D	Page 13 of 15 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On October 9, 2023, to facilitate certain internal family planning and structuring objectives among the Reporting Persons and their affiliates and equityholders, such persons, including, Seaboard Flour LLC and SFC Preferred, LLC, entered into Stock Repurchase Agreements (the “Repurchase Agreements”) with the Issuer.  Pursuant to the Repurchase Agreements, Seaboard Flour LLC and SFC Preferred, LLC sold, and the Issuer repurchased, 6,901 and 6,671 shares of Common Stock, respectively, at a purchase price of $3,162.50 per share, representing a 15.7% discount to the 180-day volume weighted average trading price of the Common Stock as of October 6, 2023, a 14.9% discount to the 30-day volume weighted average trading price of the Common Stock as of October 6, 2023 and a 13.5% discount to closing price of the Common Stock as of October 6, 2023 (collectively, the “Repurchases”).  The aggregate amount being paid by the Issuer to Seaboard Flour LLC and SFC Preferred, LLC pursuant to the Repurchase Agreements is $42,921,450, which the Issuer funded by a combination of cash on hand, cash from the sale of marketable securities and a draw on the Issuer’s existing credit facilities.  In connection with the Reporting Persons’ and their affiliates’ and equityholders’ internal family planning and structuring objectives, immediately prior to the consummation of the Repurchases, Seaboard Flour LLC and SFC Preferred, LLC distributed 100,856 and 75,296 shares of Common Stock, respectively, to one of their equityholders in exchange for equity in Seaboard Flour LLC and SFC Preferred, LLC, which distributed shares of Common Stock were purchased by the Issuer substantially contemporaneously with the consummation of the Repurchases. The shares described in this paragraph as being repurchased by the Issuer will be retired.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit Number	Description
A.	Stock Repurchase Agreement, dated as of October 9, 2023, by and between Seaboard Flour LLC and Seaboard Corporation.
B.	Stock Repurchase Agreement, dated as of October 9, 2023, by and between SFC Preferred, LLC and Seaboard Corporation.

CUSIP No. 15117V109	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 10, 2023

Seaboard Flour LLC

By:	/s/ Ellen S. Bresky
Name:	Ellen S. Bresky
Title:	Manager

SFC Preferred, LLC

By:	/s/ Ellen S. Bresky
Name:	Ellen S. Bresky
Title:	Manager

HAB Grandchildren’s Trust A

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually, but solely as Trustee

HAB Grandchildren’s Trust B

By:	/s/ Patricia A. Bresky
Patricia A. Bresky, not individually, but solely as Trustee

By:	/s/ Jonathan Graber
Jonathan Graber, not individually, but solely as Trustee

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually, but solely as Business Advisor

SJB SEB LLC

By:	/s/ Paul M. Squires
Name:	Paul M. Squires
Title:	Manager

CUSIP No. 15117V109	13D	Page 15 of 15 pages

Wally Foundation

By:	/s/ Ellen S. Bresky
Name:	Ellen S. Bresky
Title:	President

SJB Residuary HAB 2011 Trust

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually, but solely as Co-Trustee

By:	/s/ Stephen M. Berman
Stephen M. Berman, not individually, but solely as Co-Trustee

PB 2011 Descendants Trust

By:	/s/ Patricia A. Bresky
Patricia A. Bresky, not individually, but solely as Trustee

By:	/s/ Jonathan Graber
Jonathan Graber, not individually, but solely as Trustee

By:	/s/ Ellen S. Bresky
Ellen S. Bresky, not individually, but solely as Business Advisor

/s/ Paul M. Squires
Paul M. Squires

/s/ Ellen S. Bresky
Ellen S. Bresky